SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News Release on Levack #2 Shaft reconditioning and results of drilling on the 1300 Deposit dated August 17, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

Date:    August 17, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

$8.0 Million Reconditioning of Levack #2 Shaft to Proceed

Drilling at Levack Mine Expands 1300 Deposit

TORONTO, ONTARIO— August 17, 2004.  FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX), the Sudbury Joint Venture partners (SJV) announce that, in anticipation of a positive production decision at Levack, an $8.0 million reconditioning program for the Levack #2 Shaft and headframe has been approved by the SJV and is scheduled to commence later this summer upon receipt of all required permits and approvals.  It is anticipated that upon completion of this reconditioning program and Phase 2 mine development, all ore from the lower McCreedy West and Levack Mine Complex will be brought to surface through the Levack #2 Shaft.

The SJV also reports that recent results from the on-going drill program in support of the feasibility study to reopen the Levack Mine property continue to confirm and expand the mineralization in the 1300 Deposit.

On September 4, 2003, the Sudbury Joint Venture reported a mineral resource for the Levack Mine property of 5.1 million tons grading 1.9% Ni and 0.9% Cu in the measured and indicated categories with a further 0.98 million tons grading 2.0% Ni and 0.9% Cu in the inferred category (independently audited by Roscoe Postle Associates).

The 1300 Deposit (Figure 1) is included in the Levack resource estimates and contains a previously published inferred resource of 349,000 tons grading 1.91% Ni and 0.68% Cu (news release dated September 4, 2003). The deposit consists of nickel-rich contact-type mineralization and is readily accessible and well located between the previously mined Levack Main Orebody and the Levack #1 Orebody. A revised resource estimate for the 1300 Deposit will be issued after the current drill program is completed later this year.

HIGHLIGHTS

	Feet			%	%
Borehole	From	To	Length	Ni	Cu
FNX7003	834.5	852.5	18.0	2.2	0.4
FNX7004	762.7	865.0	102.3	2.6	0.5
incl	771.5	826.9	55.4	3.9	0.6
FNX7007	747.0	768.6	21.6	1.9	0.7
incl	757.4	768.6	11.2	2.8	0.8
FNX7008	802.1	818.3	16.2	2.1	1.0
FNX2039	1473.4	1493.6	20.2	2.2	0.7
FNX2042	1472.9	1494.7	21.8	1.6	0.3
FNX2047	1323.7	1339.1	15.4	2.7	0.8

Seven 2000 series holes (12,418 ft) were collared from surface and twelve 7000 series holes (10,715 ft) were collared from underground. Assays are reported below for all 19 new holes (see Figure 2 and Table 1 for details and notes).  The results from previously reported FNX holes are contained in Table 1A while the results from historic drilling are presented in Table 1B. One underground drill rig, located on the 1600 Level, is continuing to drill other Levack targets

The Levack mine was initially operated between 1915 and 1929 and was in continuous production again from 1937 to 1999.  The Levack Mine produced approximately 64.3 million tons of ore averaging 1.88% Ni, 1.3% Cu, 0.056% cobalt (Co) and 0.049 oz/ton of Total Precious Metals.  Since closure in 1999, the upper part of the Levack Mine has been maintained in a dry condition. The Levack property has usable surface infrastructure, including the Levack #2 headframe, hoists, fresh air raises and buildings.  The mine also has extensive underground infrastructure and is accessible via the multi-compartment Levack # 2 shaft, which has a production capacity in excess of 4,000 tpd, and is currently dry to the 2600 Level.  Access to the 1600 Level of the Levack Mine has been gained via the 1600 Level from the immediately adjacent McCreedy West Mine, which is currently in production by the Sudbury Joint Venture (SJV). The required reconditioning of the #2 Shaft and associated underground infrastructure to a level capable of supporting production is expected to start later this summer.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX’s Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.  Please see the July 16, 2003 FNX news release and the March 23, 2004 Annual Information Form for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties, including the risk factors listed in FNX Mining’s Annual Information Forms filed with the TSX, that are beyond the company’s ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com

Notes to Tables:

  The lengths reported are drill intersected core lengths.

  Cu = copper;  Ni = nickel.

  nsv = no significant values

  2000 series holes are collared from surface

  7000 series holes are collared from underground

               TABLE 1 -1300 DEPOSIT-FNX Results Reported Today

DDH	East	North	Elev	Az°	Dip°	Feet			%		True Width %
						From	To	Length	Ni	Cu
FNX7000	10975.0	9411.0	11525.0	181.1	18.1	810.5	826.1	15.6	1.6	0.6	100
					and	838.8	841.2	2.4	1.4	0.5
FNX7001	10975.0	9411.0	11525.0	178.0	23.3				nsv
FNX7002	10975.0	9411.0	11525.0	178.0	14.0	815.5	836.2	20.7	1.2	1.1	100
FNX7003	11054.0	9407.0	11252.0	180.1	23.1	711.5	718.1	6.6	2.9	0.7	100
						834.5	852.5	18.0	2.2	0.4
					incl.	834.5	842.4	7.9	3.8	0.6
FNX7004	11054.0	9407.0	11252.0	181.9	16.8	738.2	749.1	10.9	1.3	0.4	60-80
						762.7	865.0	102.3	2.6	0.5
					incl.	771.5	826.9	55.4	3.9	0.6
FNX7005	11054.0	9407.0	11252.0	179.5	29.7	799.9	800.5	0.6	2.8	1.0	100
FNX7006	11114.0	9405.0	11525.0	177.5	33.6	807	809.8	2.8	1.5	0.8	100
FNX7007	11114.0	9405.0	11525.0	168.9	25.4	747.0	768.6	21.6	1.9	0.7	100
					incl.	757.4	768.6	11.2	2.8	0.8
FNX7008	11114.0	9405.0	11525.0	176.4	16.0	791.7	818.3	26.6	1.7	0.8	100
					incl.	802.1	818.3	16.2	2.1	1.0
FNX7009	11175.0	9412.0	11526.0	182.5	20.3	747.8	766.6	18.8	2.2	0.6	100
FNX7011	11210.0	9411.0	11526.0	180.1	36.6				nsv
FNX7012	11210.0	9411.0	11526.0	179.9	28.2	752.8	753.7	0.9	4.7	0.3	100
FNX2039	11050.0	8307.0	13124.0	353.1	-83.4	1473.4	1493.6	20.2	2.2	0.7	100
					incl.	1476	1485.2	9.2	3.1	0.9
					and	1518.9	1528.0	9.1	2.6	0.7	100
FNX2040	11050.0	8307.0	13124.0	356.6	-86.5				nsv
FNX2041	11125.0	8339.0	13105.0	346.5	-80.7	1297.7	1299.2	1.5	1.5	0.6	100
FNX2042	11175.0	8266.0	13135.0	355.5	-82.9	1472.9	1494.7	21.8	1.6	0.3	100
					incl.	1478.1	1490.2	12.1	2.2	0.3
FNX2043	11250.0	8249.0	13139.0	358.7	-77.9	1475.8	1478.0	2.2	1.1	1.1	100
FNX2046	11275.0	8255.0	13147.0	355.9	-82.5	1456.7	1469.0	12.3	1.7	0.5	100
FNX2047	11225.0	8490.0	13106.0	354.9	-81.9	1323.7	1339.1	15.4	2.7	0.8	100

TABLE 1A - 1300 DEPOSIT – FNX Results Previously Reported

DDH	East	North	Elev	Az0	Dip[0]	Feet			%		True Width %
						From	To	Length	Ni	Cu
FNX2001	10673.0	8210.0	13115.0	37.6	-65.2	1470.0	1505.7	35.7	2.0	0.6	95
					incl.	1470.0	1489.3	19.3	2.6	0.9
FNX2007	10980.0	8397.0	13104.0	003.0	-80.3	1294.2	1392.8	98.6	1.3	0.5	90
					incl.	1330.3	1353.4	23.1	2.9	0.8
FNX2009	11170.0	8266.0	13137.0	359.6	-80.1	1412.9	1492.7	79.8	1.6	0.7	100
					incl.	1460.1	1492.7	32.6	2.1	0.8
FNX2010	11002.0	8429.0	13103.0	359.4	-71.4	1202.8	1210.9	8.1	1.8	0.5	95
FNX2011	11098.0	8328.0	13144.0	356.8	-83.0	1483.7	1504.1	20.4	1.0	0.4	100
FNX2013	11260.0	8248.0	13139.0	357.1	-79.4	1438.0	1480.2	42.2	2.7	0.7	100
					incl.	1438.0	1450.6	12.6	4.3	0.8
FNX2014	11170.0	8267.0	13136.0	358.0	-77.6	1455.6	1471.0	15.4	1.4	0.5	100

TABLE 1B -1300 DEPOSIT – Historical Results

DDH	East	North	Elev	Az0	Dip[0]	Feet			%		True Width %
						From	To	Length	Ni	Cu
28320	11120.0	8785.0	12277.0	360.0	-68.0	238.4	256.7	18.3	1.8	0.7	90
971350	11137.0	8392.0	13106.0	359.6	-73.0	1264.5	1286.5	22.0	1.5	0.9	85
971430	11028.0	8302.0	13130.0	009.6	-76.0	1459.0	1482.8	23.8	1.7	0.6	90
971450	11129.0	8370.0	13108.0	354.6	-85.0	1406.8	1461.5	54.7	1.5	0.5	100
971460	11283.0	8246.0	13140.0	357.6	-84.0	1494.7	1507.3	12.6	1.3	0.3	100
971410	11022.0	8302.0	13129.0	009.6	-74.0	1354.8	1420.5	65.7	3.3	1.1	60

Sudbury Joint Venture
Levack Mine
Longitudinal Section

Southwest
Northeast
No. 2 Shaft
Main
No. 1
Intermediate
No. 2
#7
Extension
1300
Deposit
1600 L
approx.
6800 feet
to McCreedy West
Ramp
1900 Deposit
No. 7
20 Pillar
No. 3
No. 3
Internal
Shaft
34 Pillar
3600 L
Mined Areas
Not Previously Mined
Measured and Indicated Resources
Inferred Resources
0
1000
Feet
9000 E
11000 E
13000 E
Fig. 1

FNX Mining Company Inc.
August, 2004

Sudbury Joint Venture
Levack Mine
1300 Deposit - Inclined Section
(Looking North, Dip: -42°)

Holes Reported Today
FNX Holes Previously Reported
Historical Holes
Resource Outline
Additional Mineralization
0
200
Feet
1200 L
1350 L
1450 L
1600 L
10800 E
11000 E
11200 E
11400 E
28170
28010
28320
886590
886480
7011
2000
971400
971390
971440
2010
7006
2008
971350
7012
971420
2015
7005
2012
7001
7003
7007
971490
971410
7009
2001
2047
971370
7000
7004
2019
2007
7002
971430
7008
2002
2041
2014
2043
971470
2009
2013
2021
2016
971450
2022
2039
2024
2042
2046
2011
2018
971460
2040
2017
2023
64020
2020
971480
64340
64160

Fig. 2

FNX Mining Company Inc.
August, 2004